March 31, 2006

Mail Stop 4561

Peter Russo
111 North Branch Street
Sellersville, PA  18960

Re: Delta Mutual, Inc.
Form 10-KSB for the year ended December 31, 2004, Forms 10-QSB for the
quarters ended March 31, 2005, June 30, 2005, and September 30, 2005,
File No. 000-30563

Dear Mr. Russo:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have
questions.


                        Sincerely,


                        Jorge Bonilla
                        Senior Staff Accountant


Peter Russo
Delta Mutual, Inc.
March 31, 2006
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